

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Jeffrey Chi
Chief Executive Officer
Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower, Singapore 098632

Re: Vickers Vantage Corp. I
Amendment No. 8 to Registration Statement on Form S-4
Exhibit Nos. 2.4, 10.22, 10.23, 10.24, 10.30, 10.31, 10.33, 10.34, 10.37, 10.41, 10.42, 10.44, 10.48, 10.54, 10.56, 10.57, 10.58
Filed October 27, 2022
File No. 333-264941

Dear Jeffrey Chi:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Joan Guilfoyle, Esq.